SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 3


                               CONSOL Energy Inc.
            ________________________________________________________
                                (Name of Issuer)


                                  Common Stock
            _______________________________________________________
                        (Title of Class and Securities)

                                   20854P109
            _______________________________________________________

                     (CUSIP Number of Class of Securities)

                               O. Mason Hawkins
                       Chairman of the Board and C.E.O.
                                     and
                             Andrew R. McCarroll
                       Vice President & General Counsel

                      Southeastern Asset Management, Inc.
                        6410 Poplar Avenue, Suite 900
                             Memphis, TN  38119
                               (901) 761-2474
         ___________________________________________________________

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                June 6, 2016
                  ___________________________________________
                        (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]









CUSIP No. 20854P109                                             13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  Funds of investment advisory clients
_____________________________________________________________________________
(5)  CHECK BOX IF DISCOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   : (7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :      21,696,471 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               : (8) SHARED OR NO VOTING POWER

                                   :      25,004,024 shares (Shared)
                                   :       3,788,270 shares (No Vote)
                                   __________________________________________
                                   : (9) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :      25,484,741 shares
                                   __________________________________________
                                   : (10) SHARED DISPOSITIVE POWER

                                   :      25,004,024 shares (Shared)
                                   :               0 shares (None)
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       50,488,765 shares
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       22.0 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________




CUSIP No. 20854P109                                             13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Fund			I.D. No. 63-6147721
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  Funds of investment company shareholders
_____________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEDDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
_____________________________________________________________________________
                                   : (7) SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               : (8) SHARED VOTING POWER

                                   :    12,263,500 shares (Shared)

                                   __________________________________________
                                   : (9) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   : (10) SHARED DISPOSITIVE POWER

                                   :    12,263,500 shares (Shared)

_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,263,500 shares
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       5.4 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
_____________________________________________________________________________


CUSIP No. 20854P109                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Small-Cap Fund	I.D. No. 62-1376170
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   : (7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               : (8) SHARED VOTING POWER

                                   : 	12,494,200 shares

                                   ________________________________
                                   : (9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   : (10) SHARED DISPOSITIVE POWER
                                   : 	12,494,200 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      12,494,200 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      5.5%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________





CUSIP No.  20854P109                                     13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  None
_____________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________

                                   : (7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               : (8) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   : (9) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   : (10) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 3)
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________



Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 50,488,765 shares of the common stock of the Issuer, constituting approximately 22.0% of the 229,366,118 shares outstanding.

                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Voting Authority

Sole:                 21,696,471              9.5%
Shared:               25,004,024*            10.9%
None:                  3,788,270              1.6%

Total                 50,488,765             22.0%

 *Consists of shares owned by Longleaf Partners Fund (12,263,500), Longleaf Partners Small-Cap Fund (12,494,200, and Longleaf Partners Global Fund (246,324), each a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Dispositive Authority

Sole:                   25,484,741           11.1%
Shared:                 25,004,024*          10.9%
None:                            0            0.0%

Total                   50,488,765           22.0%

 *Consists of shares owned by Longleaf Partners Fund (12,263,500), Longleaf Partners Small-Cap Fund (12,494,200), and Longleaf Partners Global Fund (246,324), each a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Purchase or sale transactions in the Securities during the past sixty days are disclosed on Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.



                            Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2016

                              Southeastern Asset Management, Inc.

                              By   /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Fund
                              Longleaf Partners Small-Cap Fund
                              By: Southeastern Asset Management, Inc.

                              /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President & General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



                      Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Initial Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Initial to
Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of June 8, 2016.

                              Southeastern Asset Management, Inc.

                              By   /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Fund
                              Longleaf Partners Small-Cap Fund
                              By: Southeastern Asset Management, Inc.
                              /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President & General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



















                             SCHEDULE II

Transaction Type     Date       # of Shares    Price per Share*

Sale               04/14/16        18,797          13.11
Sale               04/14/16        18,003          13.11
Sale               04/18/16        44,400          12.84
Sale               04/18/16        68,500          12.84
Sale               04/18/16        18,523          12.84
Sale               04/18/16        17,600          12.84
Sale               04/18/16        17,000          12.84
Sale               04/18/16         1,200          12.84
Sale               04/18/16         8,607          12.84
Sale               04/18/16        73,900          12.84
Sale               04/18/16         5,500          12.84
Sale               04/18/16        20,300          12.84
Sale               04/18/16        31,500          12.84
Sale               04/18/16         8,400          12.84
Sale               04/18/16         8,900          12.84
Sale               04/18/16         7,000          12.84
Sale               04/18/16           540          12.84
Sale               04/18/16         3,860          12.84
Sale               04/18/16        39,700          12.84
Sale               04/18/16        52,000          12.84
Sale               04/18/16         6,800          12.84
Sale               04/18/16           505          12.84
Sale               04/26/16        32,000          13.18
Sale               04/26/16        16,600          13.18
Sale               04/26/16        15,000          13.18
Sale               04/26/16           400          13.18
Sale               04/26/16           500          13.18
Sale               04/26/16           500          13.18
Sale               04/26/16           100          13.18
Sale               04/26/16        10,400          13.18
Sale               04/29/16        11,997          15.58
Sale               04/29/16         8,300          15.58
Sale               05/03/16         2,547          14.65
Sale               05/03/16         2,800          14.65
Sale               05/03/16         6,300          14.65
Sale               05/03/16         5,000          14.65
Sale               05/03/16           700          14.65
Sale               05/03/16         3,333          14.65
Sale               06/06/16        16,200          15.43
Sale               06/06/16        33,000          15.43
Sale               06/06/16        81,000          15.43
Sale               06/06/16        20,000          15.43
Sale               06/06/16         9,000          15.43
Sale               06/06/16        10,900          15.43
Sale               06/06/16        15,800          15.43
Sale               06/06/16         4,900          15.43
Sale               06/06/16        21,400          15.43
Sale               06/06/16        18,000          15.43
Sale               06/06/16        21,700          15.43
Sale               06/06/16         1,700          15.43
Sale               06/06/16        10,112          15.43


Sales by Southeastern clients in the ordinary course of business on the New York Stock Exchange or through Electronic Communication Networks (ECNs). Southeastern does not have a "pecuniary interest" as defined by Securities Exchange Act of 1934 Rule 16a-1 with respect to its client's holdings and no single client owns over 10% of the Issuer's Securities. In addition to the above transactions, clients of Southeastern removed the following shares from Southeastern's discretion: April 25, 2016 - 168,000 shares; April 29, 2016 - 27,170 shares; May 11, 2016 - 210,859 shares; and May 24,
2016 - 315,726 shares.


*Exclusive of commissions.


1

SCHEDULE 13D - CONSOL Energy Inc. ("Issuer")

10